EXHIBIT 99.3
                                                                  ------------



                               ARC ENERGY TRUST

                    INFORMATION CIRCULAR - PROXY STATEMENT

               FOR THE ANNUAL AND SPECIAL MEETING OF UNITHOLDERS
                      TO BE HELD ON MONDAY, MAY 15, 2006

SOLICITATION OF PROXIES

         This Information Circular - Proxy Statement is furnished in connection with the solicitation of proxies by management of ARC Energy Trust (the "Trust"), for use at the Annual and Special Meeting of the holders (the "Unitholders") of trust units ("Trust Units") of the Trust (the "Meeting") to be held on the 15th day of May, 2006, at 3:30 p.m. (Calgary time) in the Imperial Ballroom at the Hyatt Regency Hotel, 700 Centre Street S.E., Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the Notice of Annual and Special Meeting.

         The Trust has outstanding two types of securities that entitle holders to vote generally at meetings of Unitholders: Trust Units and special voting units ("Special Voting Units"). A Special Voting Unit was issued to Computershare Trust Company of Canada (the "Exchangeable Shares Trustee") as trustee under an amended and restated voting and exchange trust agreement for the benefit of holders of exchangeable shares ("Exchangeable Shares") issued by the Trust's wholly-owned subsidiary, ARC Resources Ltd. ("ARC Resources"). The Trust Units and the Special Voting Unit vote together as a single class on all matters. Each Trust Unit outstanding on the Record Date (as defined below) is entitled to one vote. The Special Voting Unit which is outstanding is entitled to one vote for each Exchangeable Share outstanding on the Record Date. The Exchangeable Shares Trustee is required to vote the Special Voting Unit in the manner that holders of Exchangeable Shares instruct, and to abstain from voting on the Exchangeable Shares for which the Exchangeable Shares Trustee does not receive instructions. The procedures for holders of Exchangeable Shares to instruct the Exchangeable Shares Trustee about voting at the Meeting are explained in the "Voting Direction for Holders of Exchangeable Shares" (the "Voting Direction") that has been provided to holders of Exchangeable Shares together with this Information Circular - Proxy Statement. See also the discussion under "Voting by Holders of Exchangeable Shares" contained in this Information Circular - Proxy Statement.

         Instruments of Proxy must be received by Computershare Trust Company of Canada, 100 University Avenue, Toronto Ontario, M5J 2Y1, not less than 24 hours before the time for the holding of the Meeting or any adjournment thereof. Computershare Trust Company of Canada, the trustee of the Trust (the "Trustee") has fixed the record date for the Meeting at the close of business on March 31, 2006 (the "Record Date"). Only Unitholders of record as at that date are entitled to receive notice of the Meeting. Unitholders of record will be entitled to vote those Trust Units included in the list of Unitholders entitled to vote at the Meeting prepared as at the Record Date even though the Unitholder has since that time disposed of his or her Trust Units. No Unitholder who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

         The instrument appointing a proxy shall be in writing and shall be executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

         THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY ARE DIRECTORS OR OFFICERS OF ARC RESOURCES. EACH UNITHOLDER HAS THE RIGHT TO APPOINT A PROXYHOLDER OTHER THAN THE PERSONS DESIGNATED ABOVE, WHO NEED NOT BE A
UNITHOLDER, TO ATTEND AND TO ACT FOR THE UNITHOLDER AND ON BEHALF OF THE UNITHOLDER AT THE MEETING. TO EXERCISE SUCH RIGHT, THE NAMES OF THE NOMINEES

OF MANAGEMENT SHOULD BE CROSSED OUT AND THE NAME OF THE UNITHOLDER'S APPOINTEE SHOULD BE LEGIBLY PRINTED IN THE BLANK SPACE PROVIDED.

NOTICE TO BENEFICIAL HOLDERS OF TRUST UNITS

         THE INFORMATION SET FORTH IN THIS SECTION IS OF SIGNIFICANT IMPORTANCE TO MANY UNITHOLDERS OF THE TRUST, AS A SUBSTANTIAL NUMBER OF THE UNITHOLDERS OF THE TRUST DO NOT HOLD TRUST UNITS IN THEIR OWN NAME. UNITHOLDERS WHO DO NOT HOLD THEIR TRUST UNITS IN THEIR OWN NAME (REFERRED TO HEREIN AS "BENEFICIAL UNITHOLDERS") should note that only proxies deposited by Unitholders whose names appear on the records of the Trust as the registered holders of Trust Units can be recognized and acted upon at the Meeting. If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will not be registered in the Unitholder's name on the records of the Trust. Such Trust Units will more likely be registered under the name of the Unitholder's broker or an agent of that broker. In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms). Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder. Without specific instructions, the broker/nominees are prohibited from voting Trust Units for their clients. The Trust does not know for whose benefit the Trust Units registered in the name of CDS & Co. are held.

         Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of unitholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications. ADP Investor Communications typically mails a scannable Voting Instruction Form in lieu of the form of proxy. The Beneficial Holder is requested to complete and return the Voting Instruction Form to them by mail or facsimile. Alternatively the Beneficial Holder can call a toll-free telephone number to vote the Trust Units held by the Beneficial Holder. ADP Investor Communications then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting. A BENEFICIAL UNITHOLDER RECEIVING A VOTING INSTRUCTION FORM CANNOT USE THAT VOTING INSTRUCTION FORM TO VOTE TRUST UNITS DIRECTLY AT THE MEETING AS THE VOTING INSTRUCTION FORM MUST BE RETURNED AS DIRECTED BY ADP INVESTOR COMMUNICATIONS WELL IN ADVANCE OF THE MEETING IN ORDER TO HAVE THE TRUST UNITS VOTED.

         The foregoing discussion similarly applies to holders of Exchangeable Shares who do not hold their Exchangeable Shares in their own name. Only holders of Exchangeable Shares whose name appears on the records of ARC Resources as the registered holders of Exchangeable Shares are entitled to instruct the Exchangeable Shares Trustee as to how to exercise voting rights in respect of their Exchangeable Shares at the Meeting.

REVOCABILITY OF PROXY

         A Unitholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends the Meeting in person at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of ARC Resources at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

         A holder of Exchangeable Shares who has submitted a Voting Direction may revoke it at any time prior to the Meeting. In addition to revocation in any other manner permitted by law a Voting Direction may be revoked by instrument in writing executed by the holder of Exchangeable Shares or his attorney authorized in writing or, if the holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of the Exchangeable Shares Trustee at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the Voting Direction is to be acted upon, or with a representative of the Exchangeable Shares Trustee in attendance at the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits, the Voting Direction is revoked.

PERSONS MAKING THE SOLICITATION

         THE SOLICITATION IS MADE ON BEHALF OF MANAGEMENT OF THE TRUST. The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Annual and Special Meeting and this Information Circular - Proxy Statement (as well as the Voting Direction) will be borne by the Trust. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of ARC Resources, who will not be specifically remunerated therefor.

EXERCISE OF DISCRETION BY PROXY

         The Trust Units represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and, where the Unitholder specifies a choice with respect to any matter to be acted upon, the Trust Units shall be voted on any ballot in accordance with the specification so made.

         IN THE ABSENCE OF SUCH SPECIFICATION, THE TRUST UNITS WILL BE VOTED IN FAVOUR OF THE MATTERS TO BE ACTED UPON. THE PERSONS APPOINTED UNDER THE INSTRUMENT OF PROXY FURNISHED BY THE TRUST ARE CONFERRED WITH DISCRETIONARY AUTHORITY WITH RESPECT TO AMENDMENTS OR VARIATIONS OF THOSE MATTERS SPECIFIED IN THE INSTRUMENT OF PROXY AND NOTICE OF ANNUAL AND SPECIAL MEETING. AT THE TIME OF PRINTING THIS INFORMATION CIRCULAR - PROXY STATEMENT, MANAGEMENT OF THE TRUST KNOWS OF NO SUCH AMENDMENT, VARIATION OR OTHER MATTER.

VOTING BY HOLDERS OF EXCHANGEABLE SHARES

         The Exchangeable Shares Trustee holds one Special Voting Unit of the Trust. The Special Voting Unit is entitled to a number of votes at the Meeting equal to the aggregate number of outstanding Exchangeable Shares. Each holder of Exchangeable Shares is entitled to give the Exchangeable Shares Trustee voting instructions for a number of votes equal to the number of that holder's Exchangeable Shares. A Voting Direction is the means by which a holder of Exchangeable Shares may authorize the voting of his or her voting rights at the Meeting. The Exchangeable Shares Trustee will exercise each vote only as directed by the relevant holder on the Voting Direction. In the absence of instructions from a holder as to voting, the Exchangeable Shares Trustee will not exercise those votes. A holder of Exchangeable Shares may also instruct the Exchangeable Shares Trustee to give him or her a proxy entitling him or her or a designee of the holder to vote personally the relevant number of votes or to grant to management of the Trust a proxy to vote those votes.

VOTING TRUST UNITS AND PRINCIPAL HOLDERS THEREOF

         The  Trust  was  formed  pursuant  to the  provisions  of  the  Trust
Indenture dated May 7, 1996 and amended and restated as of May 15, 2005, between the Trustee and ARC Resources (the "Trust Indenture").

         The Trust is authorized to issue 650,000,000 Trust Units. As at March 22, 2006, approximately 200,072,922 Trust Units were issued and outstanding. The Trust is also entitled to issue Special Voting Units. As at March 22, 2006, one Special Voting Unit had been issued to the Exchangeable Shares Trustee. The Special Voting Unit is entitled to one vote for each issued and outstanding Exchangeable Share. As at March 22, 2006 there were 1,567,582 Exchangeable Shares issued and outstanding. At the Meeting, upon a show of hands, every Unitholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Unitholder present in person or by proxy has one vote for each Trust Unit of which such Unitholder is the registered holder. All votes on special resolutions are by a ballot and no demand for a ballot is necessary.

         When any Trust Unit is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Trust Unit, but if more than one of them are present at the Meeting in person or by proxy, and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Unitholders maintained by the Trustee is entitled to cast such vote.

         To the best of the knowledge of the Trustee and the directors of ARC Resources, there is no person or corporation which beneficially owns, directly or indirectly, or exercises control or direction over Trust Units carrying more than 10 per cent of the voting rights attached to the issued and outstanding Trust Units of the Trust which may be voted at the Meeting.

         The percentage of Trust Units of the Trust that are owned, directly or indirectly, by all directors and officers of ARC Resources as a group is
0.5 per cent (942,087 Trust Units). The percentage of Exchangeable Shares of the Trust that are owned, directly or indirectly, by all directors and officers of ARC Resources as a group is 63.1 per cent (989,728 Exchangeable Shares convertible into 1,862,530 Trust Units using the effective exchange ratio in effect on March 22, 2006 of 1.88186). Based upon this exchange ratio, directors and officers of ARC Resources as a group owned, directly or indirectly, securities of the Trust equivalent to 2,804,617 Trust Units or 1.4 per cent of the outstanding Trust Units, assuming exchange of all of the Exchangeable Shares for Trust Units of the Trust.

QUORUM FOR MEETING

         At the Meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 10 per cent of the outstanding Trust Units. If a quorum is not present at the Meeting within one half hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than fourteen (14) days later and to such place and time as may be determined by the Chairman of the Meeting. At such Meeting, the Unitholders present either personally or by proxy shall form a quorum. In the case of a meeting, at which a special resolution is under consideration, such adjournments are required to be for not less than twenty-one (21) days and notice to be given at least ten (10) days prior to the date of the adjourned meeting.

APPROVAL REQUIREMENTS

         All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50 per cent of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the Meeting, except for the Trust Indenture Amendment Resolution and the Exchangeable Share Capital Reorganization Resolution which are special resolutions requiring approval of not less than 66 2/3 per cent of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the Meeting.

MATTERS TO BE ACTED UPON AT THE MEETING

1.       APPOINTMENT OF TRUSTEE OF THE TRUST

         The Trust Indenture provides that the Unitholders shall at each annual meeting, re-appoint or appoint a successor to the Trustee. Accordingly, Unitholders will consider an ordinary resolution to appoint Computershare Trust Company of Canada ("Computershare") as trustee of the Trust to hold office until the end of the next annual meeting. Computershare or its predecessor, Montreal Trust Company of Canada, has been trustee of the Trust since its formation on May 7, 1996.

2.       ELECTION OF DIRECTORS OF ARC RESOURCES

         The articles of ARC Resources provide for a minimum of three directors and a maximum of nine directors. There are currently eight (8) directors and the Board of Directors of ARC Resources has determined to leave the number of directors at eight (8) members. Unitholders are entitled to elect all eight (8) of the members of the Board of Directors of ARC Resources by a vote of Unitholders at a meeting of Unitholders held in accordance with the Trust Indenture. Following such meeting the Trustee shall elect the individuals so elected by the Unitholders to the Board of Directors of ARC Resources.

         The eight (8) nominees for election as directors of ARC Resources by Unitholders are as follows:

         Frederic C. Coles
         Walter DeBoni
         John P. Dielwart
         Fred J. Dyment
         Michael M. Kanovsky
         Herbert C. Pinder, Jr.
         John M. Stewart
         Mac H. Van Wielingen

         The following pages set out the names of proposed nominees for election as directors, together with their age, place of primary residence, year first elected or appointed as a director, membership on committees of the Board of Directors, attendance at Board and committee meetings during 2005, and directorships of other public entities. The Board of Directors has determined that all of the above nominees with the exception of John P. Dielwart are independent directors as defined under National Instrument 58-101.

         Also indicated for each person proposed as a director is the number of Trust Units and Exchangeable Shares owned, directly or indirectly, or over which control or direction was exercised on March 22, 2006 and, as of the same date, the number of Trust Units Incentive Rights ("TUIR") held by each director under the Trust Unit Incentive Rights Plan. See the description of this plan below. The Trust has adopted a unit ownership requirement under which independent directors are expected to maintain ownership of at least 10,000 Trust Units, or an equivalent number of Exchangeable Shares, while they are directors of the Trust. New directors have five years to acquire the necessary holdings. Non-independent directors are required to meet higher unit ownership requirements. For further information on management ownership, see "Executive Compensation" below.

------------------------------------ --------------------------------------  -----------------------------------------
[PHOTO OMITTED]                      Mr. Van Wielingen is  Co-Chairman and   ATTENDANCE:
MAC H.                               a    founder    of   ARC    Financial
VAN WIELINGEN, HBA                   Corporation  in 1989.  Previously Mr.   Board (Chair):                      9/12
Calgary, Alberta, Canada             Van    Wielingen    was   a    Senior   Audit Committee:                     7/8
Age:  52                             Vice-President   and  Director  of  a   Policy and Board Governance
Independent Director                 major  national   investment   dealer     Committee:                         6/6
Director Since:          1996        responsible    for   all    corporate   Human Resources and
                                     finance  activities  in  Alberta.  He     Compensation Committee:            8/8
OWNERSHIP:                           has  managed   numerous   significant
Trust Units:          212,624        corporate   merger  and   acquisition   CURRENT PUBLIC BOARD MEMBERSHIPS:
Exchangeable Shares:  451,295        transactions,     capital     raising
Total Equivalent Trust               projects   and   equity   investments   Western Oil Sands Inc.
  Units(1)          1,061,898        relating  to the energy  sector.  Mr.
TUIR:                  75,000        Van   Wielingen   holds  an   Honours
                                     Business   Degree  from  the  Richard
                                     Ivey School of  Business,  University
                                     of Western  Ontario  Business  School
                                     and   has    studied    post-graduate
                                     Economics at Harvard University.
------------------------------------ --------------------------------------  -----------------------------------------

[PHOTO OMITTED]                      Mr.  DeBoni  recently   retired  from   ATTENDANCE:
WALTER                               Husky  Energy Inc.  where he held the
DEBONI, P.ENG., MBA                  position  of VP,  Canada  Frontier  &   Board (Vice-Chair):               11/12
Calgary, Alberta, Canada             International   Business.   Prior  to   Policy and Board Governance
Age:  59                             this  Mr.   DeBoni  was  CEO  of  Bow         Committee (Chair):            6/6
Independent Director                 Valley  Energy for a number of years.   Audit Committee:                    8/8
Director Since:          1996        In  addition to his time at Husky and   Health, Safety and
                                     Bow Valley he has also held  numerous         Environment Committee:        4/4
OWNERSHIP:                           top  executive  posts  in the oil and
Trust Units:          102,900        gas      industry      with     major   CURRENT PUBLIC BOARD MEMBERSHIPS:
Exchangeable Shares:        -        corporations.   Mr.  DeBoni  holds  a
Total Equivalent Trust               B.A.Sc.    Chem.    Eng.   from   the   Niko Resources Ltd.
  Units(1)            102,900        University  of  British  Columbia,  a
TUIR:                  20,000        MBA  degree  with a major in  Finance
                                     from the University of Calgary and is
                                     a  member  of  the   Association   of
                                     Professional  Engineers,   Geologists
                                     and  Geophysicists of Alberta and the
                                     Society of Petroleum Engineers. He is
                                     a  past  Chairman  of  the  Petroleum
                                     Society of CIM and a past Director of
                                     the Society of Petroleum Engineers.
------------------------------------ --------------------------------------  -----------------------------------------

------------------------------------ --------------------------------------  -----------------------------------------
[PHOTO OMITTED]                      Mr. Coles is founder and President      ATTENDANCE:
FREDRIC C.                           of Menehune  Resources  Ltd.,  having
COLES, B.SC., P.ENG.                 previously  served  as the  Executive   Board:                            12/12
Calgary, Alberta, Canada             Chairman   of   Applied   Terravision   Reserves Committee (Chair)          6/6
Age:  62                             Systems  Inc. to March 15,  2002.  In   Human Resources and
Independent Director                 his earlier  career Mr.  Coles worked         Compensation Committee:       7/8
Director Since:          1996        as a reservoir  engineer for a number   Health, Safety and Environment
                                     of oil and gas  companies,  prior  to         Committee (Chair):            4/4
OWNERSHIP:                           undertaking  the role of Chairman and
Trust Units:           74,780        President    of    an     engineering   CURRENT PUBLIC BOARD MEMBERSHIPS:
Exchangeable Shares:        -        consulting  firm  specializing in oil
Total Equivalent Trust               and gas.  Mr.  Coles  also  sits as a   Crew Energy Inc.
  Units(1)             74,780        Director  of a number of  junior  oil   Cyries Energy Inc.
TUIR:                  75,000        and gas  companies and is a member of   Deep Resources Ltd.
                                     the  Association   for   Professional   ExAlta Energy Inc.
                                     Engineers,       Geologists       and   Galleon Energy Inc.
                                     Geophysicists   of  Alberta  and  the   Grand Petroleum Inc.
                                     Canadian    Institute    of   Mining,   Masters Energy Inc.
                                     Metallurgy and Petroleum.               Mission Oil & Gas Inc.
                                                                             Progress Energy Trust
                                                                             TriStar Oil & Gas Ltd.
------------------------------------ --------------------------------------  -----------------------------------------

[PHOTO OMITTED]                      Mr. Dielwart  has  been the President   ATTENDANCE:
JOHN P.                              of  ARC  Resources  since  1996,  and
DIELWART, B.SC., P.ENG.              since  2000 has  been  the  President   Board:                            12/12
Calgary, Alberta, Canada             and  CEO of  ARC  Resources  and  has
Age:  53                             overall   management   responsibility   CURRENT PUBLIC BOARD MEMBERSHIPS:
Non-Independent Director             for the Trust.  Prior to joining  ARC
Director Since:          1996        Financial  Corporation  in 1994,  Mr.   NIL
                                     Dielwart spent 12 years with a major
OWNERSHIP:                           Calgary  based  oil and  natural  gas
Trust Units:          101,650        engineering   consulting   firm,   as
Exchangeable Shares:  239,897        senior     vice-president    and    a
Total Equivalent Trust               director,  where he gained  extensive
  Units(1)            553,103        technical   knowledge   of   oil  and
TUIR:                  45,000        natural  gas  properties  in  Western
                                     Canada.  He began his career  working
                                     for five  years  with a major oil and
                                     natural gas  company in Calgary.  Mr.
                                     Dielwart  is a  Past-Chairman  of the
                                     board of  governors  for the Canadian
                                     Association  of  Petroleum  Producers
                                     (CAPP).   He  holds  a  Bachelor   of
                                     Science   with   Distinction   (Civil
                                     Engineering)  degree,  University  of
                                     Calgary.
------------------------------------ --------------------------------------  -----------------------------------------

------------------------------------ --------------------------------------  -----------------------------------------
[PHOTO OMITTED]                      Mr.  Dyment  has  29 years experience   ATTENDANCE:
FRED J.                              in the oil and  gas  business  and is
DYMENT, CA                           currently       an        independent   Board:                            12/12
Calgary, Alberta, Canada             businessman.    His   past   business   Audit Committee (Chair):            8/8
Age:  57                             career    included    positions    as   Reserves Committee:                 5/6
Independent Director                 President and CEO for Maxx  Petroleum
Director Since:          2003        and  President  and CEO of Ranger Oil   CURRENT PUBLIC BOARD MEMBERSHIPS:
                                     Limited. Mr. Dyment received a
OWNERSHIP:                           Chartered   Accountant    designation   Tesco Corporation
Trust Units:           52,187        from  the   province  of  Ontario  in   Transglobe Energy Corporation
Exchangeable Shares:        -        1972.                                   ZCL Composites Inc.
Total Equivalent Trust
  Units(1) 52,187
TUIR:                  20,000

------------------------------------ --------------------------------------  -----------------------------------------

[PHOTO OMITTED]                      Mr.  Kanovsky  graduated from Queen's   ATTENDANCE:
MICHAEL M.                           University  and the  Ivey  School  of
KANOVSKY, B.SC., P.ENG., MBA         Business    and   is   currently   an   Board:                             9/12
Victoria, British Columbia, Canada   independent     businessman.      Mr.   Audit Committee                     8/8
Age:  57                             Kanovsky's  business  career included   Reserves Committee:                 6/6
Independent Director                 the   position  of  VP  of  Corporate
Director Since:          1996        Finance   with   a   major   Canadian   CURRENT PUBLIC BOARD MEMBERSHIPS:
                                     investment   dealer    followed    by
OWNERSHIP:                           co-founding      Northstar     Energy   Accrete Energy Inc.
Trust Units:          178,439        Corporation       and       PowerLink   Bonavista Energy Trust
Exchangeable Shares:        -        Corporation               (electrical   Devon Energy Corporation
Total Equivalent Trust               cogeneration)   where  he  served  as   Pure Technologies Inc.
  Units(1)            178,439        Senior  Executive  Board Chairman and   TransAlta Corporation
TUIR:                  16,667        Director.

------------------------------------ --------------------------------------  -----------------------------------------

[PHOTO OMITTED]                      Mr.  Pinder   has   gained  extensive   ATTENDANCE:
HERBERT C.                           experience  as a director  on various
PINDER, JR., B.ARTS, LL.B., MBA      public  company  boards over the last   Mr.   Pinder   joined   the   Board   of
Saskatoon, Saskatchewan, Canada      twenty  years.  As a result he brings   Directors  on  January  1, 2006 and is a
Age:  59                             an extensive  business  background to   member  of  the  Human   Resources   and
Independent Director                 the    Trust     covering     several   Compensation  Committee  and the  Policy
Director Since:          2006        industries  and a broad  knowledge of   and Board Governance Committee.
                                     corporate governance.  Currently, Mr.
OWNERSHIP:                           Pinder is the  President  of the Goal   CURRENT PUBLIC BOARD MEMBERSHIPS:
Trust Units:            6,131        Group,  a private  equity  management
Exchangeable Shares:        -        firm     located    in     Saskatoon,   C1 Energy Ltd.
Total Equivalent Trust               Saskatchewan.  He  is a  director  of   Saskatchewan Wheat Pool
  Units(1)              6,131        the  Saskatchewan  Wheat  Pool and C1
TUIR:                       -        Energy  Ltd.,   as  well  as  several
                                     private  companies.  Mr.  Pinder also
                                     serves as a director of the C.D. Howe
                                     Institute  and  as a  Trustee  of the
                                     Fraser Institute.
------------------------------------ --------------------------------------  -----------------------------------------

------------------------------------ --------------------------------------  -----------------------------------------
[PHOTO OMITTED]                      Mr.  Stewart  is  Vice-Chairman and a   ATTENDANCE:
JOHN M.                              founder     of     ARC      Financial
STEWART, B.SC., P.ENG., MBA          Corporation   in   1989,   where   he   Board:                            12/12
Calgary, Alberta, Canada             currently   holds  senior   executive   Human Resources & Compensation
Age:  56                             responsibilities   focused  primarily         Committee (Chair):            8/8
Independent Director                 within  the  area of  private  equity   Policy and Board
Director Since:          1998        investment  management.  He  holds  a         Governance Committee:6/6
                                     B.Sc. in Engineering from the Health,
Safety and
OWNERSHIP:                           University  of Calgary and a MBA from         Environment Committee:        4/4
Trust Units:            7,250        the  University of British  Columbia.
Exchangeable Shares:   91,027        Prior  to  ARC  Financial,  he  was a   CURRENT PUBLIC BOARD MEMBERSHIPS:
Total Equivalent Trust               Director  and   Vice-President  of  a
  Units(1)            178,550        major national  investment  firm. His   ProEx Energy Ltd.
TUIR:                  60,000        career  and   experience   span  over
                                     thirty  years with a focus on oil and
                                     gas and finance.
------------------------------------ --------------------------------------  -----------------------------------------
Note:
(1)      Based on exchange ratio of 1.88186 Trust Units for each Exchangeable Share, in effect as of March 22, 2006.

3.       TRUST INDENTURE AMENDMENTS

         Management presented to the Board of Directors of ARC Resources a number of proposed amendments to the Trust Indenture and after considering such amendments, the Board of Directors of ARC Resources determined to place before Unitholders a special resolution approving amendments to the Trust Indenture in the form set forth as Schedule "A - Part A" hereto (the "Trust
Indenture Amendment Resolution"). The proposed amendments to the Trust Indenture are as follows.

    o modify the distribution language to ensure that all income of the Trust as at December 31 in each year is payable to Unitholders.

    o modify the distribution language to ensure that distributions may be made in cash, Trust Units, or promissory notes payable in cash or Trust Units.

    o provide for the consolidation of Trust Units where Trust Units have been distributed in order to eliminate income in the Trust as at December 31.

         One of the principles of operating the Trust in the most tax efficient manner is to ensure that all of the income of the Trust as at December 31 in each year is payable to Unitholders. Income of the Trust which is not payable to Unitholders is taxed at the highest personal marginal rate of tax applicable in the Province of Alberta. Unitholders pay tax at their respective tax rates, which in most cases will be a lower rate. In addition many Unitholders will hold their Trust Units through tax deferred holdings such as registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans.

         In order to ensure the Trust is always able to make distributions to its Unitholders as at December 31 of each year, it is proposed that the Trust Indenture provide for the flexibility of allowing the Trustee, on the recommendation of the Board of Directors of ARC Resources, to pay such distributions in whole or in part in cash, or by the issue of Trust Units or promissory notes payable in whole or in part in cash or Trust Units. The proposed amendments also provide for the consolidation of the Trust Units on the recommendation of the Board of Directors, where the distribution is for the purpose of distributing income of the Trust as at December 31.

         The proposed amendments to the Trust Indenture coincide with expected amendments to the INCOME TAX ACT (Canada) which require all income on an accrual basis to December 31 to be included in the income of the Trust.

         After implementation of the proposed Trust Indenture amendments, the distributions declared payable to Unitholders of record on December 31 will be included in their income in that calendar year.

         Approval of the Trust Indenture Amendment Resolution requires approval of not less than 66 2/3 per cent of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the Meeting.

         For additional information relating to the provisions of the Trust Indenture, a copy of the Trust Indenture is available on SEDAR (WWW.SEDAR.COM) or may be obtained free of charge from the Trust at 2100, 440 - 2nd Avenue S.W., Calgary, Alberta, T2P 5E9.

4.       REORGANIZATION OF EXCHANGEABLE SHARE CAPITAL OF ARC RESOURCES

         Management presented to the Board of Directors of ARC Resources a plan for the reorganization of the exchangeable share capital of ARC Resources and some proposed amendments to the rights, privileges, restrictions and conditions of the Exchangeable Shares (the "Exchangeable Share Provisions") and after considering such reorganization and amendments, the Board of Directors of ARC Resources determined to place before Unitholders a special resolution approving amendments to the Exchangeable Share Provisions in the form set forth as Schedule "A" - Part "B" hereto (the "Exchangeable Share Capital Reorganization Resolution"). It is proposed that the reorganization of the Exchangeable Shares will occur as follows:

    o minor amendments to the Exchangeable Share Provisions to allow for the replacement of 908563 Alberta Ltd. as the corporation facilitating the exchange of the Exchangeable Shares for Trust Units.

    o amendment of the Articles of ARC Resources to create a new class of exchangeable shares (the "New Exchangeable Share Class"), comprised of an unlimited number of exchangeable shares, issuable in series which provide for the Board of Directors of ARC Resources to fix the number and determine the rights, privileges, restrictions and conditions of any such series prior to issuance.

    o amendment of the Articles of ARC Resources to change the issued and outstanding Exchangeable Shares into the first series of the New Exchangeable Share Class (the "First Series Exchangeable Shares"), which first series will have substantially identical rights, privileges, restrictions and conditions as the rights, privileges, restrictions and conditions of the Exchangeable Shares, on a one for one basis.

    o the deletion of the existing class of Exchangeable Shares immediately following the change of the existing issued Exchangeable Shares into First Series Exchangeable Shares.

         The  rights,   privileges,   restrictions   and   conditions  of  the
Exchangeable  Shares will be amended to eliminate  the name of 908563  Alberta
Ltd. in the Exchangeable Share Provisions in order to provide for the replacement of such company, which has as its sole purpose the facilitation of the exchange of Exchangeable Shares for Trust Units. This amendment will add flexibility to the exchange structure by allowing a new corporation to be substituted for 908563 Alberta Ltd. from time to time.

         The creation of the New Exchangeable Shares Class, which is issuable in series, will provide the Board of Directors of ARC Resources with additional financial flexibility in structuring potential acquisitions. The Board of Directors, before the issuance of any series of the New Exchangeable Share Class, will be able to fix the number and determine the rights, privileges, restrictions and conditions attaching to such series to reflect the commercial arrangement with the proposed recipients of the series of the New Exchangeable Share Class. All series of the New Exchangeable Share Class will rank equally in respect of priority for payment of dividends and payments on the voluntary or involuntary liquidation, dissolution or winding-up of ARC Resources or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs.

         The existing outstanding Exchangeable Shares are proposed to be changed into the first series of the New Exchangeable Share Class on a one for one basis in order that such shares rank equally with any series of the New Exchangeable Share Class which may be issued from time to time. We have been advised that the exchange should qualify as a reorganization of capital such that Exchangeable Shareholders who hold their Exchangeable Shares as capital property will be deemed to have disposed of their Exchangeable Shares at their cost and to have accepted the new exchangeable shares for the same amount. Lastly, the deletion of the existing class of Exchangeable Shares will simplify the share structure.

          Approval of the Exchangeable Share Capital Reorganization Resolution requires approval of not less than 66 2/3 per cent of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the Meeting. In addition to such approval, approval of the Exchangeable Share Capital Reorganization Resolution requires approval of not less than two-thirds of the votes cast by holders of Exchangeable Shares (excluding Exchangeable Shares held by the Trust or its affiliates) at a Special Meeting of Exchangeable Shareholders, which will also be held on May 15, 2006.

         The reorganization of the Exchangeable Share capital will not be implemented until all regulatory and stock exchange approvals have been obtained.

         For additional information relating to the Exchangeable Share Provisions, a copy of the Exchangeable Share provisions is available on SEDAR (WWW.SEDAR.COM) or may be obtained free of charge from the Trust at 2100, 440
- 2nd Avenue S.W., Calgary, Alberta, T2P 5E9.

5.       APPOINTMENT OF AUDITORS OF THE TRUST

         The Trust Indenture provides that the auditors of the Trust will be selected at each annual meeting of Unitholders. Accordingly, Unitholders will consider an ordinary resolution to appoint the firm of Deloitte & Touche LLP, Chartered Accountants, Calgary, Alberta, to serve as auditors of the Trust until the next annual meeting of the Unitholders.

REPORT ON EXECUTIVE COMPENSATION

         The Human Resources and Compensation Committee's mandate is focused on overall human resource policies and procedures, including recruitment, compensation, benefit programs, training and development of personnel and succession planning. The Committee, among its other responsibilities, makes recommendations to the Board on the compensation of the President and Chief Executive Officer and approves and reports to the Board on the compensation of other executive officers and staff of ARC.

         The Trust is committed to paying for performance and recognizes the importance of attracting and retaining highly skilled and talented employees. The Trust's compensation plan for all of its employees, including its executive officers continues to be comprised of three components: base salary, annual incentives and long-term incentives. In aggregate, these components are a part of a strategy designed to achieve the following:

    o to attract and provide incentives which encourages the superior performance and retention of highly skilled and qualified employees;

    o to align compensation with corporate performance and therefore unitholders' interest; and

    o to encourage retention of key people for the succession of senior management.

         Total compensation for the executive officers was reviewed by the Human Resources and Compensation Committee and compared to the total compensation of similar positions for executives of other large Canadian conventional oil and gas trusts and mid-sized oil and gas companies with a view to ensuring that such overall compensation packages are competitive. The Trust receives information through the participation in annual compensation surveys, conducted by independent consultants, of salary, benefits and other incentive programs of most major oil and gas companies and trusts in Canada. Total cash compensation is targeted at or above the 75th percentile of the comparative group of oil and gas companies for executive officers, including the Chief Executive Officer, who are meeting or exceeding all of the performance expectations for their roles.

         The Human Resources and Compensation Committee reviewed the Chief Executive Officer's performance on several specific corporate and individual goals and objectives. These included goals relating to asset quality, operating costs, administrative costs, recycle ratios, financial returns, production levels, reserve levels and replacement costs and employee and organizational cultural issues. In addition, performance was reviewed in relation to specific goals concerning staff development, corporate governance, safety and environment issues, and community and industry involvement and leadership. Performance in all of these areas was reviewed on an absolute basis and, to the extent possible, relative to other oil and gas entities, as described below. The Committee also reviewed the other senior executives' performance in relation to similar goals in their respective areas of responsibility. Bonuses are earned based on individual and corporate results.

         The Human Resources and Compensation Committee compared operating and financial results of the Trust for 2004 to such results for other public oil and gas entities of similar size. This data was obtained from reports published by such entities on their 2004 results, which reports only became available during the first several months of 2005. For this reason, bonuses paid to senior executives relating to 2004 were reviewed and increased during May, 2005. Similarly this year, the Committee will review and may increase the level of bonus already paid to such executives for the 2005 year in the second quarter of 2006. The Committee will also review and recommend to the Board of Directors the appropriate bonus level of the Chief Executive Officer for 2005.

         The LTIP award, more fully described later in this document under the heading "Long Term Incentive Plan", granted to the Chief Executive Officer represents 110 per cent of base salary. 10 per cent of this award is issued in RTUs, which vest yearly, and the balance in PTUs, which vest three years after grant. The LTIP award granted to the Chief Financial Officer represents 90 per cent of base salary. The award is split with 20 per cent designated as RTUs and 80 per cent as PTUs. The balance of the executive officers received an award of 80 per cent of base salary with 35 per cent being issued as RTUs and 65 per cent issued as PTUs.

         The Trust maintains ownership guidelines for executive officers as a way of aligning executive and unitholder interests. The Chief Executive Officer is expected to own Trust Units representing a minimum of three times annual base salary, while other executive officers are expected to own Trust Units representing a minimum of two times base salary. In determining compliance with the guidelines,

Exchangeable Shares are converted into Trust Units at the applicable exchange rate. For new officers, a time period of up to five years is provided to accumulate the required ownership. As of December 31, 2005 each executive was in compliance with the Trust Unit ownership guidelines.

         The foregoing report is respectfully submitted to Unitholders by the Human Resources and Compensation Committee, which during 2005 consisted of the following members of the Board:

         John Stewart (Chair)
         Frederic Coles
         Mac Van Wielingen

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

         The following table provides a summary of compensation information for the chief executive officer and each of the senior executive officers of ARC Resources (collectively, the "Named Executive Officers") for the periods indicated.

                                                                                         Long-Term
                                                                                       Compensation
                                                                                   ----------------------
                                           Annual Compensation                       Awards      Payout
                               -------------------------------------------------   -----------  ---------
                                                                        Other       Securities
                                                                        Annual         under       LTIP(5)   All Other
                                                                       Compen-      Trust Unit     Pay-       Compen-
                                           Salary(1)      Bonus        sation        Incentive     Outs       sation
Name and Principal Position    Year           ($)          ($)         ($)(1)(2)      Rights        ($)         ($)
---------------------------    ----        -------       -------       ---------    ----------    -------    ---------
JOHN P. DIELWART(4)            2005        360,000       415,000        250,000            -       17,107       Nil
President and Chief            2004        360,000       450,000        250,000            -
Executive Officer              2003        360,000       300,000        250,000      135,000


STEVEN W. SINCLAIR(4)          2005        240,000       220,000        150,000            -       19,738       Nil
Senior Vice-President,         2004        240,000       245,000        150,000            -
Finance and Chief Financial    2003        215,000       130,000        150,000       60,000
Officer

MYRON M. STADNYK(4)            2005        230,000       170,000        150,000            -       23,028       Nil
Senior Vice-President, and     2004        200,000       190,000        150,000            -
Chief Operating Officer        2003        193,500       110,000        150,000       60,000

DOUGLAS J. BONNER(4)           2005        216,667       170,000        150,000            -       23,028       Nil
Senior Vice-President,         2004        200,000       180,000        150,000            -
Corporate Development          2003        193,500       110,000        150,000       60,000

DAVID P. CAREY(4)              2005        206,667       155,000        150,000            -       23,028       Nil
Senior Vice-President,         2004        190,000       170,000        150,000            -
Capital Markets                2003        172,000       100,000        150,000       60,000

SUSAN D. HEALY(3)(4)           2005        139,500        78,400        150,000            -       23,028       Nil
Senior Vice-President,         2004        154,400       130,000        150,000            -
Corporate Services             2003        172,000       100,000        150,000       60,000

Notes:

(1) Amounts exclude the value of perquisites and other personal benefits received by the Named Executive Officers, which benefits were not greater than 10 per cent of the total salary and bonus for the period.

(2) Deferred retention payments were payable by ARC Resources on August 28, 2002 as a result of the management internalization transaction, and represent a deferred payment of a portion of the proceeds of the internalization transaction. These amounts were deducted from the purchase price that would have been paid for the purchase of the then existing management company.

(3) Ms. Healy reduced her hours for one year starting effective September 2004 to 0.64 full time equivalent, resulting in a pro-rata reduction in her compensation for that year.

(4) 2004 bonuses have been restated as a result of bonuses being comparatively reviewed against peers in May 2005 and adjusted. As in 2004, 2005 bonus amounts may be adjusted after a review of comparative peers in May 2006.

(5) LTIP Payouts indicated are a cash amount, as described under the heading "Long Term Incentive Plan".

LONG TERM INCENTIVE (LTIP) AWARDS

         The following sets forth information in respect of LTIP awards under ARC Resources' compensation plan as at December 31, 2005.

---------------------------------------------------------------------------------------------------------
                                                          Estimated Future Payouts Under Non Securities
                                       Period Until                     Price Based Plans
                                      Maturation or  ----------------------------------------------------
         Name         LTIP Award          Payout      Threshold (#)(1)   Target (#)(2)     Maximum (#)(3)
---------------------------------------------------------------------------------------------------------
John P. Dielwart      36,000 PTU     1,333 in 2006         NIL PTU        36,000 PTU        72,000 PTU
                       4,000 RTU     1,333 in 2007       4,000 RTU         4,000 RTU         4,000 RTU
                                    37,334 in 2008
---------------------------------------------------------------------------------------------------------
Steven W. Sinclair    18,400 PTU     1,533 in 2006         NIL PTU        18,400 PTU        36,800 PTU
                       4,600 RTU     1,533 in 2007       4,600 RTU         4,600 RTU         4,600 RTU
                                    19,934 in 2008
---------------------------------------------------------------------------------------------------------
Myron M. Stadnyk      13,325 PTU     2,391 in 2006         NIL PTU        13,325 PTU        26,650 PTU
                       7,175 RTU     2,392 in 2007       7,175 RTU         7,175 RTU         7,175 RTU
                                    15,717 in 2008
---------------------------------------------------------------------------------------------------------
Douglas J. Bonner     12,025 PTU     2,158 in 2006         NIL PTU        12,025 PTU        24,050 PTU
                       6,475 RTU     2,158 in 2007       6,475 RTU         6,475 RTU         6,475 RTU
                                    14,184 in 2008
---------------------------------------------------------------------------------------------------------
David P. Carey        12,025 PTU     2,158 in 2006         NIL PTU        12,025 PTU        24,050 PTU
                       6,475 RTU     2,158 in 2007       6,475 RTU         6,475 RTU         6,475 RTU
                                    14,184 in 2008
---------------------------------------------------------------------------------------------------------
Susan D. Healy         7,735 PTU     1,388 in 2006         NIL PTU         7,735 PTU        15,470 PTU
                       4,165 RTU     1,388 in 2007       4,165 RTU         4,165 RTU         4,165 RTU
                                    9,124 in 2008
---------------------------------------------------------------------------------------------------------

Notes:
(1)      Threshold (#) is the minimum number of Units receivable.

(2) The Target number specified is the number of Units received if the performance multiplier at the vesting date was 1.

(3) Maximum (#) is the maximum number of Units payable, if the specified performance target is substantially exceeded at vesting which would result in a performance multiplier of 2.

Formula for Performance Trust Units: The calculation used for the performance multiplier is based on the percentile rank of the Trust's total Unitholder return relative to returns on trust units or common shares of members of a selected peer comparison group over the term of the Performance Award.

Each Officer was granted Restricted Trust Units (RTU) and Performance Trust Units (PTU). For a further description of the Long Term Incentive Plan, please see the "Long Term Incentive Plan" below.

LONG TERM INCENTIVE PLAN

         The Board of Directors of the Corporation has approved the adoption of a unit award incentive plan (the "Long Term Incentive Plan") of the Trust which authorizes the Trust to grant awards ("Unit

Awards") of restricted Units ("RTUs" or "Restricted Awards") and performance Units ("PTUs or "Performance Awards") to directors, officers, employees and consultants ("Service Providers") of the Trust and its affiliates. This plan replaces the Trust's existing Trust Unit Rights Incentive Plan. Restricted Awards vest annually over a three-year period and, upon vesting, entitle the holder to receive an amount in cash equal to the aggregate current market value (based on the closing price of the Units on the TSX on the trading day immediately preceding the vesting date of the Units) of the number of Units subject to the Restricted Award.

         Performance Awards vest on the third anniversary of the date of grant and, upon vesting, entitle the holder to receive an amount in cash equal to the aggregate current market value (based on the preceding ten (10) day weighted average closing price of the Units on the TSX) of the number of Units subject to the Performance Award.

         The number of Units subject to the Performance Award is the number of Units designated in the Performance Award multiplied by a Performance Multiplier (as defined in the Long Term Incentive Plan), which is based principally on the percentile rank of the Trust's Total Unitholder Return relative to returns on trust units or common shares of members of a selected peer comparison group over the term of the Performance Award. If the percentile rank is less than 25, the Performance Multiplier is zero and if the percentile rank is equal to or greater than 75, the Performance Multiplier is two.

         Recipients of the Unit awards may direct the cash payout to a specified brokerage firm to purchase Trust Units on the market, on the recipients' behalf. The Trust has agreed to pay all of the commissions and brokerage fees associated with such purchased Trust Units.

         The Long Term Incentive Plan provides for cumulative increases to the cash or number of Units to be paid pursuant to the Unit Awards on each date that distributions are paid in respect of the Units by an amount equal to a fraction having as its numerator the amount of the distribution per Unit multiplied by the number of Units designated immediately prior to the distribution payment date and having as its denominator the fair market value of the Units on the trading day immediately preceding the distribution payment date. Fair market value is the weighted average trading price of the Units on the TSX for the ten (10) days on which the Units traded immediately preceding such date.

         In the event of a Change in Control of the Trust (as defined in the Long Term Incentive Plan), the vesting provisions attached to the Unit Awards are accelerated and all unexercised Unit Awards will be paid immediately prior to the date upon which the Change of Control is completed. The Long Term Incentive Plan also provides for the termination of Unit Awards in the event of the cessation of employment or the vesting of the Unit Awards in the event of the death of a holder.

         The cost of the Long Term Incentive Plan to the Trust will be expensed in the Trust's financial statements on an annual basis.

TRUST UNIT INCENTIVE RIGHTS GRANTED

         The use of the Trust Unit Rights Incentive Plan was discontinued as of March 31, 2004. No new rights were issued to the Named Executive Officers in 2005, and none will be issued in the future.

AGGREGATE TRUST UNIT INCENTIVE RIGHTS EXERCISED AND YEAR-END VALUES

         The following table sets forth, with respect to the Named Executive Officers, the number of Unexercised Trust Unit Incentive Rights and the value of the in-the-money Trust Unit Incentive Rights at December 31, 2005.

          Aggregate Trust Unit Incentive Rights Exercised During The
                  Most Recently Completed Financial Year and
             Financial Year-end Trust Unit Incentive Rights Values

--------------------------------------------------------------------------------------------------------
                                                  Unexercised Trust Unit        Value of Unexercised
                     Securities     Aggregate         Incentive Rights          In-the-Money Trust Unit
                     Acquired on      Value              at FY-End           Incentive Rights at FY-End
                      Exercise      Realized                (#)                          ($)
       Name              (#)           ($)       Exercisable/Unexercisable    Exercisable/Unexercisable
--------------------------------------------------------------------------------------------------------
 John P. Dielwart      170,000      1,164,900            0/45,000                     0/648,900
--------------------------------------------------------------------------------------------------------
 Steven Sinclair       40,000        259,400           20,000/20,000               288,400/288,400
--------------------------------------------------------------------------------------------------------
  Myron Stadnyk        40,000        273,000             0/20,000                     0/288,400
--------------------------------------------------------------------------------------------------------
   Doug Bonner         80,000        715,950           20,000/20,000               288,400/288,400
--------------------------------------------------------------------------------------------------------
   David Carey         30,000        240,300           50,000/20,000               715,700/288,400
--------------------------------------------------------------------------------------------------------
   Susan Healy         104,000       834,634             0/20,000                     0/288,400
--------------------------------------------------------------------------------------------------------

         The value of the exercisable Trust Unit Incentive Rights (market value of Trust Units less exercise price) at December 31, 2005, was based upon the closing price of $26.49 for the Trust Units on December 30, 2005, being the last day of trading of the Trust Units in 2005, as quoted by the Toronto Stock Exchange and assumed that the Trust Unit Incentive Rights are exercised at their original exercise price.

         The total compensation for the CEO and the aggregate compensation for the CEO, CFO and next 4 highest paid executive officers is shown below:

-------------------------------------------------------------------------------------------------------------------
                                                                         2005             2004             2003
-------------------------------------------------------------------------------------------------------------------
CEO                                                                  $2.2 million     $1.6 million     $1.0 million
-------------------------------------------------------------------------------------------------------------------
Total Aggregate of top 6 Highest Compensated Executives              $7.2 million     $5.5 million     $3.9 million
(including the CEO and CFO) (1)
-------------------------------------------------------------------------------------------------------------------
Total Aggregate of top 6 Highest Compensated Executives                 0.123%           0.153%           0.132%
(including the CEO and CFO) as a % of Total Market Capitalization
-------------------------------------------------------------------------------------------------------------------
Total Aggregate of top 6 Highest Compensated Executives                 1.129%           1.229%           1.044%
(including the CEO and CFO) as a % of Cash Flow
-------------------------------------------------------------------------------------------------------------------
Unitholder Total Return                                                 62.0%             35.8%            42.6%
-------------------------------------------------------------------------------------------------------------------

(1)  Total   Aggregate   Compensation   includes   salary,   bonus  and  other
     compensation (including TUIR proceeds) calculated in the same manner as Summary Executive Compensation above.

REMUNERATION OF DIRECTORS

         The following table sets forth the aggregate retainer and attendance fees paid to and rights granted pursuant to the Trust Unit Incentive Plan of the Trust to each director during 2005.

---------------------------------------------------------------------------------------------------------------------
                                       Board/                                                                  Cash
                                     Committee                      Board        Committee                   Received
                          Base         Chair       Committee      Attendance    Attendance     Total Fees     under
                      Retainer Fee  Retainer Fee  Retainer Fee       Fee            Fee           Paid       LTIP(1)
                          ($)           ($)            ($)           ($)            ($)           ($)          ($)
---------------------------------------------------------------------------------------------------------------------
Walt DeBoni             20,000          25,000       6,000         14,100        23,400         88,500        31,581
---------------------------------------------------------------------------------------------------------------------
John Beddome            10,000              --       3,000          3,600         6,300         22,900       128,994
---------------------------------------------------------------------------------------------------------------------
Fred Coles              20,000          10,000       3,000         12,000        21,900         66,900        21,712
---------------------------------------------------------------------------------------------------------------------
Fred Dyment             20,000          10,000       3,000         13,200        19,200         65,400        21,712
---------------------------------------------------------------------------------------------------------------------
Michael Kanovsky        20,000              --       6,000          9,600        15,600         51,200        21,712
---------------------------------------------------------------------------------------------------------------------
Mac Van                 20,000          75,000       9,000         12,000        25,200        141,200        55,267
Wielingen
---------------------------------------------------------------------------------------------------------------------
John Stewart            20,000           5,000       6,000         13,200        24,000         68,200        21,712
---------------------------------------------------------------------------------------------------------------------

All of Mr. Beddome's LTIP grant vested upon his deemed resignation from the Board of Directors in May 2005 (the date of his death).

In the fiscal year of the Trust ended December 31, 2005, a total of $504,300 (2004 - $484,750) in fees were paid to the directors of ARC Resources. Each of the directors also participates in the Long Term Incentive Plan. Mr. Van Wielingen was awarded 8,400 RTUs, Mr. DeBoni was awarded 4,800 RTUs and each other director was awarded 3,300 RTUs in 2005, which vest equally over three years and entitles such directors to cash compensation on the basis of the current market value of the Trust Units on the vesting date. Prior to 2004 the Trust granted Trust Unit Incentive Rights to directors.

Effective January 1, 2006 ARC Resources has changed the fee structure for its directors to eliminate board and committee attendance fees. The fees payable in 2006 will be $45,000 as a board retainer with the addition of the following amounts for the roles indicated: $100,000 as a board chair retainer; $35,000 as a board vice chair retainer; $5,000 as a committee chair retainer except for $25,000 to the audit committee chair; and $5,000 for a committee member retainer.

The following table sets forth the aggregate Trust Unit Incentive Rights exercised by directors during the most recently completed financial year.

------------------------------------------------------------------------------------------------------------
                                                                                      Value of Unexercised
                                                          Unexercised Trust Unit     In-the-Money Trust Unit
                           Securities      Aggregate         Incentive Rights          Incentive Rights at
                           Acquired on       Value              at FY-End                   FY-End
                            Exercise       Realized                (#)                        ($)
          Name                 (#)            ($)       Exercisable/Unexercisable  Exercisable/Unexercisable
------------------------------------------------------------------------------------------------------------
Walt DeBoni                  44,000         280,160         -      /     20,000        -      /    288,400
------------------------------------------------------------------------------------------------------------
John Beddome                 58,333         478,861         -      /       0           -      /       -
------------------------------------------------------------------------------------------------------------
Fred Coles                   20,000         256,200      58,333    /     16,667     829,862   /    240,338
------------------------------------------------------------------------------------------------------------
Fred Dyment                  20,000         161,800         -      /     20,000        -      /    288,400
------------------------------------------------------------------------------------------------------------
Michael Kanovsky             78,333         612,065         -      /     16,667        -      /    240,338
------------------------------------------------------------------------------------------------------------
Mac Van Wielingen               -              -         50,000    /     25,000     721,000   /    360,500
------------------------------------------------------------------------------------------------------------
John Stewart                    -              -         40,000    /     20,000     576,800   /    288,400
------------------------------------------------------------------------------------------------------------

TRUST UNIT RIGHTS INCENTIVE PLAN

         The trust unit rights incentive plan (the "Plan") as described below has been replaced by the Long Term Incentive Plan as defined and described under "Long Term Incentive Plan". No further rights were issued under the Plan after March 31, 2004 and the terms of any outstanding rights will remain unchanged.

         The Board of Directors of ARC Resources and Unitholders approved the Plan for directors, officers, employees or consultants of ARC Resources which permits the granting of rights to purchase up to a maximum of 8,000,000 Trust Units. The number of rights and the exercise price thereof was set by the Board of Directors of ARC Resources at the time of grant provided that the exercise price was not less than the closing market price of the Trust Units on the day immediately preceding the date of grant. The holder of Rights is entitled to participate in distributions which exceed 10 per cent of the Trust's net Property, Plant and Equipment account on its balance sheet on an annualized basis. Distributions per Trust Unit to Unitholders in a calendar quarter which represent a return of more than 2.5 per cent of the Trust's net book Property, Plant and Equipment at the end of such calendar quarter resulted in a downward reduction in the exercise price of the Rights at the election of the holder of Rights by notice to ARC Resources at the time of exercise of the Right. The Incentive Plan was administered by the Board of Directors who were also authorized to vary the 2.5 per cent threshold from time to time to accord with their view of the economic environment, establish a minimum price for the issuance of Trust Units on the exercise of the Rights and extend the exercise period of any Rights to a period not exceeding ten years.

         The following sets forth information in respect of securities authorized for issuance under ARC Resources' equity compensation plans as at December 31, 2005.

------------------------------------------------------------------------------------------------------------------
                                                                                            Number of securities
                                                                                           remaining available for
                                             Number of securities     Weighted-average      future issuance under
                                              to be issued upon      exercise price of       equity compensation
                                                 exercise of            outstanding           plans (excluding
                                             outstanding options,    options, warrants     securities reflected in
                                             warrants and rights         and rights              column (a))

Plan Category                                         (a)                    (b)                     (c)
------------------------------------------------------------------------------------------------------------------
Equity compensation plans approved by             1,349,873                $10.22                     0
securityholders
------------------------------------------------------------------------------------------------------------------
Equity compensation plans not approved by             0                      0                        0
securityholders
------------------------------------------------------------------------------------------------------------------
Total                                             1,349,873                $10.22                     0
------------------------------------------------------------------------------------------------------------------

         A summary of the changes in rights outstanding under the Plan is as follows:

                                                                                                Weighted
                                                                                                Average
                                                                          Number of Rights      Exercise
                                                                             (thousands)         Price
                                                                             -----------        -------
Balance, beginning of year                                                       3,009          $10.92
Rights granted                                                                       0               0
Rights exercised                                                                (1,500)         $11.60
Rights cancelled                                                                  (160)         $10.99
                                                                             -----------        -------
Balance before reduction of exercise price                                       1,349          $11.10
                                                                             -----------        -------
Reduction of exercise price                                                          0          ($0.88)
                                                                             -----------        -------
Balance, end of year                                                             1,349          $10.22
                                                                             ===========        =======

         A summary of the Plan by year of issuance as at December 31, 2005 is as follows:

                                                   Number of       Remaining
             Exercise Price                         Rights        Contractual       Number of
                  at              Adjusted        Outstanding    Life of Right  Rights Exercisable
  Year        Grant Date       Exercise Price     (thousands)       (years)        (thousands)
  ----        ----------       --------------     -----------       -------        -----------
  2001           12.25               9.00              32             1.4                33
  2002           12.49              12.23             118             2.5               118
  2003           12.18              10.19           1,172             3.4               399
  2004           15.42              14.21              27             4.2                 9
                 -----              -----           -----             ---               ---
 Total           12.27              10.22           1,349             3.3               559
                 =====              =====           =====             ===               ===

EMPLOYMENT CONTRACTS

         The President and Chief Executive Officer and the other Named Executive Officers of ARC Resources are subject to terms of employment which continue indefinitely and provides for payment of the executive's annual base salary and participation in certain of the benefits provided by ARC Resources. For information in relation to the salary, bonus and other benefits, see "Executive Compensation - Summary Compensation Table", "Executive Compensation
- Long Term Incentive (LTIP) Awards" and "Executive Compensation - Aggregate Trust Unit Incentive Rights Exercised and Year-End Values". Prior to the management internalization process there were formal management contracts with the manager. On January 1, 2005, the President and Chief Executive Office and the other Named Executive Officers of ARC Resources entered into formal employment contracts which provided the continuation of benefits provided in the former contracts. Among other things, such benefits provided that employment may be terminated without cause upon payment of a termination payment equal to 24 months for the President and Chief Executive Officer and 18 months for each of the other Named Executive Officers, of the annual base salary as at the month immediately preceding the termination date and an amount equal to 1/24 of all bonuses awarded to the executive in the 24 month period ending with the month in which the executive most recently received a bonus, multiplied by the sum of 24 for the President and Chief Executive Officer, and, multiplied by 18 for each of the other Named Executive Officers, plus the number of months since the executive's most recent bonus and also provide for termination payments upon the occurrence of other events such as a change of control subject to certain conditions.

         Under the terms of the management internalization transaction on August 28, 2002, each executive was entitled to the receipt of a deferred retention payment in the amount of $750,000 ($1,250,000 in the case of the President and Chief Executive Officer only), being payable as to one-fifth on September 1 of each year starting in 2003 and ending in 2007, if the executive is still an employee of ARC Resources (or an affiliate thereof or of the Trust) at the applicable payment date, provided however that any amount of the deferred retention payment which has not been paid shall be paid in full in the event of a change of control (as defined in the applicable agreement) of the Trust or ARC Resources on or as soon as reasonably possible after the occurrence of the change of control. As at December 31, 2005, deferred retention payments aggregating $2,000,000 remained payable to executives.

PERFORMANCE CHART

         The following graph illustrates changes from December 31, 2000 to December 31, 2005, in cumulative Unitholder return, assuming an initial investment of $100 in Trust Units with all cash distributions reinvested, compared to the S&P/TSX Composite Index, the S&P/TSX Oil & Gas Exploration and Production Index and the S&P/TSX Capped Energy Trust Total Return Index, with all dividends and distributions reinvested.(1)

                       [GRAPHIC OMITTED -- LINE GRAPH]

----------------------------------------------------------------------------------------------------------
                                                                                              Annualized
                                     2000/12  2001/12  2002/12  2003/12   2004/12   2005/12     Return
----------------------------------------------------------------------------------------------------------
ARC Energy Trust(1)                   100.0   130.30    145.4    207.3     281.7     456.8   35.4 per cent
----------------------------------------------------------------------------------------------------------
S&P/TSX Composite Index(2)            100.0    86.1     73.8     92.0      103.5     126.2    4.8 per cent
----------------------------------------------------------------------------------------------------------
S&P/TSX Oil and Gas Exploration and
Production Index(3)                   100.0    103.2    119.9    144.1     202.7     352.0   28.6 per cent
----------------------------------------------------------------------------------------------------------
S&P/TSX Capped Energy Trust Total
Return Index                          100.0    112.3    133.8    195.9     255.7     381.9   30.7 per cent
----------------------------------------------------------------------------------------------------------

Notes:
(1) The ARC Energy Trust Unitholder Return incorporates the actual cash distributions which represent a cumulative return of 35.4 per cent per annum to December 31, 2005 for an initial investment on December 31, 2000.
(2)  The S&P/TSX  Composite Index was previously called the TSE 300 Index.
(3)  The TSX Oil and Gas Producers Index ceased in 2004.


CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 entitled "Disclosure of Corporate Governance Practices" ("NI 58-101") requires that if management of an issuer solicits proxies from its security holders for the purpose of electing directors that certain prescribed disclosure respecting corporate governance matters be included in its management information circular. The TSX also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101.

The prescribed corporate governance disclosure for the Trust is that contained in Form 58-101F1 which is attached to NI 58-101 ("Form 58-101F1 Disclosure").

The Board of Directors of ARC Resources is responsible for the overall stewardship and governance of the Trust, and has put in place standards and benchmarks by which that responsibility can be measured.

Set out below is a description of the Trust's current corporate governance practices, relative to the Form 58-101F1 Disclosure (which is set out below in bold type).

1.   BOARD OF DIRECTORS

     (a)   DISCLOSE THE IDENTITY OF DIRECTORS WHO ARE INDEPENDENT.

           The Board of Directors of ARC Resources has determined that the following seven (7) directors of ARC Resources are independent within the meaning of NI 58-101:

           Fred Coles
           Walt DeBoni
           Fred Dyment
           Michael Kanovsky
           Herbert C. Pinder, Jr.
           John Stewart
           Mac Van Wielingen

     (b) DISCLOSE THE IDENTITY OF DIRECTORS WHO ARE NOT INDEPENDENT, AND DESCRIBE THE BASIS FOR THAT DETERMINATION.

           The Board of Directors has determined that John Dielwart is not independent. John Dielwart is not considered to be independent as he is the President and Chief Executive Officer.

     (c) DISCLOSE WHETHER OR NOT A MAJORITY OF DIRECTORS ARE INDEPENDENT. IF A MAJORITY OF DIRECTORS ARE NOT INDEPENDENT, DESCRIBE WHAT THE BOARD OF DIRECTORS (THE BOARD) DOES TO FACILITATE ITS EXERCISE OF INDEPENDENT JUDGEMENT IN CARRYING OUT ITS RESPONSIBILITIES.

           The Board of Directors has determined that a majority of the directors are independent. There are eight directors in total, seven of whom are independent.

     (d) IF A DIRECTOR IS PRESENTLY A DIRECTOR OF ANY OTHER ISSUER THAT IS A REPORTING ISSUER (OR THE EQUIVALENT) IN A JURISDICTION OR A FOREIGN JURISDICTION, IDENTIFY BOTH THE DIRECTOR AND THE OTHER ISSUER.

           NAME OF DIRECTOR                  NAMES OF OTHER REPORTING ISSUERS

           Fred Coles                        Crew Energy Inc.
                                             Cyries Energy Inc.
                                             Deep Resources Ltd.
                                             ExAlta Energy Inc.
                                             Galleon Energy Inc.
                                             Grand Petroleum Inc.
                                             Masters Energy Inc.
                                             Mission Oil and Gas Inc.
                                             Progress Energy Trust
                                             TriStar Oil & Gas Ltd.

           Walt DeBoni                       Niko Resources Inc.

           John Dielwart                     NIL

           Fred Dyment                       Tesco Corporation
                                             Transglobe Energy Corp.
                                             ZCL Composites Inc.

           Michael Kanovsky                  Accrete Energy Inc.
                                             Bonavista Energy Trust
                                             Devon Energy Corporation
                                             Pure Technologies Inc.
                                             TransAlta Corporation

           Herbert C. Pinder, Jr.            C1 Energy Inc.
                                             Saskatchewan Wheat Pool

           John Stewart                      ProEx Energy Ltd.

           Mac Van Wielingen                 Western Oil Sands Inc.

     (e) DISCLOSE WHETHER OR NOT THE INDEPENDENT DIRECTORS HOLD REGULARLY SCHEDULED MEETINGS AT WHICH NON-INDEPENDENT DIRECTORS AND MEMBERS OF MANAGEMENT ARE NOT IN ATTENDANCE. IF THE INDEPENDENT DIRECTORS HOLD SUCH MEETINGS, DISCLOSE THE NUMBER OF MEETINGS HELD SINCE THE BEGINNING OF THE ISSUER'S MOST RECENTLY COMPLETED FINANCIAL YEAR. IF THE INDEPENDENT DIRECTORS DO NOT HOLD SUCH MEETINGS, DESCRIBE WHAT THE BOARD DOES TO FACILITATE OPEN AND CANDID DISCUSSION AMONG ITS INDEPENDENT DIRECTORS.

           The independent directors meet without members of management (which includes Mr. Dielwart, the President and Chief Executive Officer, who is the only non-independent director) at the end of every meeting of the Board of Directors and every meeting of any committee of the Board of Directors. The number of meetings held in 2005 is disclosed below.

     (f) DISCLOSE WHETHER OR NOT THE CHAIR OF THE BOARD IS AN INDEPENDENT DIRECTOR. IF THE BOARD HAS A CHAIR OR LEAD DIRECTOR WHO IS AN INDEPENDENT DIRECTOR, DISCLOSE THE IDENTITY OF THE INDEPENDENT CHAIR OR LEAD DIRECTOR, AND DESCRIBE HIS OR HER ROLE AND RESPONSIBILITIES. IF THE BOARD HAS NEITHER A CHAIR THAT IS INDEPENDENT NOR A LEAD DIRECTOR THAT IS INDEPENDENT, DESCRIBE WHAT THE BOARD DOES TO PROVIDE LEADERSHIP FOR ITS INDEPENDENT DIRECTORS.

           The Board of Directors has determined that the chair of the board, Mac Van Wielingen, is an independent director within the meaning of NI 58-101. The Board of Directors in conjunction with the Policy and Board Governance Committee and Mr. Van Wielingen, has developed broad terms of reference for the chair of the Board of Directors which includes managing and developing a more effective board and ensuring that such Board of Directors can function independently of management and working with management to monitor and influence strategic management and shareholder and other party relations.

           The Board of Directors has also determined that the vice chair, Walter DeBoni, is an independent director within the meaning of NI 58-101. In general terms the Vice-Chairman will, at the request of the Chairman, assist the Chairman in managing the affairs of the Board of Directors and its committees including assisting the Chairman in ensuring the Board of Directors is organized properly, functions effectively and meets its obligations and responsibilities.

     (g) DISCLOSE THE ATTENDANCE RECORD OF EACH DIRECTORS FOR ALL BOARD MEETINGS HELD SINCE THE BEGINNING OF THE ISSUER'S MOST RECENTLY COMPLETED FINANCIAL YEAR.

           The attendance record of each director for all board meetings and meetings of any committee of the board for the financial year ended December 31, 2005 is set forth below.

        -----------------------------------------------------------------------------------
                                                      POLICY &   HEALTH,       HUMAN
                                  AUDIT     RESERVES  BOARD      SAFETY &      RESOURCES &
        DIRECTOR           BOARD  COMMITTEE COMMITTEE GOVERNANCE ENVIRONMENTAL COMPENSATION
        -----------------------------------------------------------------------------------
        Walt DeBoni          11       8         -          6           4             -
        -----------------------------------------------------------------------------------
        Fred Coles           12       -         6          -           4             7
        -----------------------------------------------------------------------------------
        John Dielwart        12       -         -          -           -             -
        -----------------------------------------------------------------------------------

        -----------------------------------------------------------------------------------
                                                      POLICY &   HEALTH,       HUMAN
                                  AUDIT     RESERVES  BOARD      SAFETY &      RESOURCES &
        DIRECTOR           BOARD  COMMITTEE COMMITTEE GOVERNANCE ENVIRONMENTAL COMPENSATION
        -----------------------------------------------------------------------------------
        Fred Dyment          12       8         5          -           -             -
        -----------------------------------------------------------------------------------
        Michael Kanovsky     9        8         6          -           -             -
        -----------------------------------------------------------------------------------
        John Stewart         12       -         -          6           4             8
        -----------------------------------------------------------------------------------
        Mac Van Wielingen    9        7         -          6           -             8
        -----------------------------------------------------------------------------------
        TOTAL NUMBER OF      12       8         6          6           4             8
        MEETINGS
        -----------------------------------------------------------------------------------

           Mr. Herbert C. Pinder, Jr. joined the Board of Directors on January 1, 2006. Mr. Dielwart, the President and Chief Executive Officer of the Board of Directors is invited to all and attends virtually all of the meetings of the committees of the Board of Directors.

2. BOARD MANDATE - DISCLOSE THE TEXT OF THE BOARD'S WRITTEN MANDATE. IF THE BOARD DOES NOT HAVE A WRITTEN MANDATE, DESCRIBE HOW THE BOARD DELINEATES ITS ROLE AND RESPONSIBILITIES.

     The mandate of the Board of Directors is attached to this Management Information Circular as Schedule B.

3.   POSITION DESCRIPTIONS

     (a) DISCLOSE WHETHER OR NOT THE BOARD HAS DEVELOPED WRITTEN POSITION DESCRIPTIONS FOR THE CHAIR AND THE CHAIR OF EACH BOARD COMMITTEE. IF THE BOARD HAS NOT DEVELOPED WRITTEN POSITION DESCRIPTIONS FOR
           THE CHAIR AND/OR THE CHAIR OF EACH BOARD COMMITTEE, BRIEFLY DESCRIBE HOW THE BOARD DELINEATES THE ROLE AND RESPONSIBILITIES OF EACH SUCH POSITION.

           The Board of Directors has developed written position descriptions for the chair of the Board of Directors and the chair of each committee of the Board or Directors.

     (b) DISCLOSE WHETHER OR NOT THE BOARD AND CEO HAVE DEVELOPED A WRITTEN POSITION DESCRIPTION FOR THE CEO. IF THE BOARD AND CEO HAVE NOT DEVELOPED SUCH A POSITION DESCRIPTION, BRIEFLY DESCRIBE HOW THE BOARD DELINEATES THE ROLE AND RESPONSIBILITIES OF THE CEO.

           The Board of Directors, in conjunction with the CEO, has developed a written position description for the CEO.

4.   ORIENTATION AND CONTINUING EDUCATION

     (a) BRIEFLY DESCRIBE WHAT MEASURES THE BOARD TAKES TO ORIENT NEW DIRECTORS REGARDING (I) THE ROLE OF THE BOARD, ITS COMMITTEES AND ITS DIRECTORS, AND (II) THE NATURE AND OPERATION OF THE ISSUER'S BUSINESS.

           The Board of Directors provides new directors with access to all background documents of the Trust, including all corporate records and prior board materials. New members of the Board of Directors are offered access to all officers of the Trust for orientation of new members as to the nature and operations of the business and are invited to all meetings of committees of the Board of Directors.

     (b) BRIEFLY DESCRIBE WHAT MEASURES, IF ANY, THE BOARD TAKES TO PROVIDE CONTINUING EDUCATION FOR ITS DIRECTORS. IF THE BOARD DOES NOT PROVIDE CONTINUING EDUCATION, DESCRIBE HOW THE BOARD ENSURES THAT ITS DIRECTORS MAINTAIN THE SKILL AND KNOWLEDGE NECESSARY TO MEET THEIR OBLIGATIONS AS DIRECTORS.

           The Board of Directors has approved a policy of paying for any education courses for any members of the Board of Directors relating to corporate governance, financial literacy or related matters.

5.   ETHICAL BUSINESS CONDUCT

     (a) DISCLOSE WHETHER OR NOT THE BOARD HAS ADOPTED A WRITTEN CODE FOR THE DIRECTORS, OFFICERS AND EMPLOYEES. IF THE BOARD HAS ADOPTED A WRITTEN CODE:

           (i)    DISCLOSE  HOW A PERSON OR  COMPANY  MAY OBTAIN A COPY OF THE
                  CODE;

                  The Board of Directors has adopted a written Code of Business Conduct and Ethics applicable to all members of ARC Resources, including directors, officers and employees and a Code of Ethics for Senior Financial Officers applicable to all senior financial officers, each of which is located on SEDAR at www.sedar.com.

           (ii) DESCRIBE HOW THE BOARD MONITORS COMPLIANCE WITH ITS CODE, OR IF THE BOARD DOES NOT MONITOR COMPLIANCE, EXPLAIN WHETHER AND HOW THE BOARD SATISFIES ITSELF REGARDING COMPLIANCE WITH ITS CODE; AND

                  The Board of Directors monitors compliance with the code by requiring quarterly certifications by its senior financial officers as to their compliance with the code and through the "whistleblower" policy which provides a procedure for the submission of information by any director, officer or employee relating to possible violations of the code.

           (iii)  PROVIDE A  CROSS-REFERENCE  TO ANY  MATERIAL  CHANGE  REPORT
                  FILED SINCE THE BEGINNING OF THE ISSUER'S MOST RECENTLY COMPLETED FINANCIAL YEAR THAT PERTAINS TO ANY CONDUCT OF A DIRECTOR OR EXECUTIVE OFFICER THAT CONSTITUTES A DEPARTURE FROM THE CODE.

                  There were no material  change  reports filed  pertaining to
                  any  conduct  of  a  director  or  executive   officer  that
                  constitutes a departure from the code.

     (b) DESCRIBE ANY STEPS THE BOARD TAKES TO ENSURE DIRECTORS EXERCISE INDEPENDENT JUDGEMENT IN CONSIDERING TRANSACTIONS AND AGREEMENTS IN RESPECT OF WHICH A DIRECTOR OR EXECUTIVE OFFICER HAS A MATERIAL INTEREST.

           In accordance with the BUSINESS CORPORATIONS ACT (Alberta), directors who are a party to or are a director or an officer of a person who is a party to a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction. In certain cases an independent committee may be formed to deliberate on such maters in the absence of the interested party.

     (c) DESCRIBE ANY OTHER STEPS THE BOARD TAKES TO ENCOURAGE AND PROMOTE A CULTURE OF ETHICAL BUSINESS CONDUCT.

           ARC Resources distributes to each new employee and reviews annually with its employees the Code of Business Conduct and Ethics. In addition, ARC Resources conducts an annual survey titled "Measuring the Strength of the Workplace" which in part inquires as to the vision, values and culture at ARC Resources with a view to emphasizing and strengthening the culture of honesty, integrity, respect and accountability in the workplace.

6.   NOMINATION OF DIRECTORS

     (a) DESCRIBE THE PROCESS BY WHICH THE BOARD IDENTIFIES NEW CANDIDATES FOR BOARD NOMINATION.

           The  Policy  and Board  Governance  Committee  is  responsible  for
           identifying  and   recommending  to  the  Board  of  Directors  new
           candidates   for  additions  to  the  Board  of  Directors  or  for
           nomination to
           the Board of Directors having regard to the strengths and constitution of the members of the Board of Directors and their perception of the needs of the Trust.

     (b) DISCLOSE WHETHER OR NOT THE BOARD HAS A NOMINATING COMMITTEE COMPOSED ENTIRELY OF INDEPENDENT DIRECTORS. IF THE BOARD DOES NOT HAVE A NOMINATING COMMITTEE COMPOSED ENTIRELY OF INDEPENDENT DIRECTORS, DESCRIBE WHAT STEPS THE BOARD TAKES TO ENCOURAGE AN OBJECTIVE NOMINATION PROCESS.

           The Policy and Board Governance Committee is comprised of only independent directors.

     (c)   IF   THE   BOARD   HAS   NOMINATING    COMMITTEE,    DESCRIBE   THE
           RESPONSIBILITIES, POWERS AND OPERATION OF THE NOMINATING COMMITTEE.

           The Policy and Board Governance Committee has within its mandate the responsibilities of the nominating committee. The committee is responsible for identifying and recommending to the board new candidates for nomination to the Board of Directors having regard to the competencies, skills and personal qualities of the candidates and the members of the Board of Directors and their perception of the needs of the Trust. The committee also reviews the slate of directors for the annual management information circular and recommends such slate for approval by the Board of Directors.

7.   COMPENSATION

     (a) DESCRIBE THE PROCESS BY WHICH THE BOARD DETERMINES THE COMPENSATION FOR THE ISSUER'S DIRECTORS AND OFFICERS.

           Compensation of Directors

           The Policy and Board Governance Committee reviews annually the form and amount of compensation for directors to ensure such compensation reflects the responsibilities and risks of being an effective director. The committee also conducts such yearly review of directors' compensation having regard to various governance reports on current trends in directors' compensation and compensation data for directors of reporting issuers of comparative size to the Trust.

           Compensation of Officers

           ARC Resources' compensation plan for its executive officers, including the CEO, consists of a combination of base salary, bonus payments, the grant of Performance Awards under the LTIP, and the grant of Restricted Awards under the LTIP. The Human Resources & Compensation Committee when making such salary, bonus and other incentive determinations, takes into consideration individual salaries, bonuses, and benefits paid to executives and CEO's of certain comparable Canadian conventional oil and gas trusts and mid-sized oil and gas companies (the "Industry Peer Group") with a view to ensuring that the overall compensation packages for each of the executive officers, including the CEO, are competitive and reflective of the officers performance. In May of each year, the Human Resources & Compensation Committee revisits the level of bonus awards taking into account the comparative peer information which is then available. In considering the grant of Performance Awards or the grant of Restricted Awards, the same criteria as above applies to the LTIP. The same competitive standards are applied to all components of the compensation packages of the executive officers, including the CEO. In general, as the LTIP for the officers is dominated by Performance Awards, if the Trust's performance relative to its peers is top quartile, the total compensation will be top quartile as well.

           ARC Resources' compensation plan is intended, as noted above, to be competitive with industry, so as to act as a retention tool, while at the same time encouraging performance excellence. The terms of the LTIP and the award levels are set forth in greater detail herein. The Human

           Resources & Compensation committee may, however, change the weighting of such measures form time to time in order to achieve the objectives of the LTIP. In addition, the Human Resources & Compensation Committee will take into account the individual performance of the participants in determining the awards.

     (b) DISCLOSE WHETHER OR NOT THE BOARD HAS A COMPENSATION COMMITTEE COMPOSED ENTIRELY OF INDEPENDENT DIRECTORS. IF THE BOARD DOES NOT HAVE A COMPENSATION COMMITTEE COMPOSED ENTIRELY OF INDEPENDENT DIRECTORS, DESCRIBE WHAT STEPS THE BOARD TAKES TO ENSURE AN OBJECTIVE PROCESS FOR DETERMINING SUCH COMPENSATION.

           The Human Resources and Compensation Committee is composed entirely of independent directors.

     (c)   IF  THE  BOARD  HAS  A   COMPENSATION   COMMITTEE,   DESCRIBE   THE
           RESPONSIBILITIES,   POWERS  AND   OPERATION  OF  THE   COMPENSATION
           COMMITTEE.

           The Human Resources and Compensation Committee was constituted to assist the board in meeting their responsibilities by reviewing and, as appropriate, approving:

           o Overall human resource policies, trends and/or organizational issues including in respect of recruitment, performance
                 management,       compensation,       benefit       programs,
                 resignations/terminations, training and development, succession planning and organizational planning and design.

           o Overall budget salary increases for staff, including cash compensation consisting of salary and bonuses, and the number of LTIP units awarded excluding compensation of the CEO.

           o Compensation and benefit proposals for the officers excluding the CEO.

           o In consultation with the board, undertake an annual performance review with the President and CEO, and review the CEO appraisal of Officers' performance. The Committee shall review and provide recommendations to the board of any compensation adjustments to be made for the CEO.

           o     Employment contracts or other major agreements for employees.

           o     Report  to   Unitholders   annually  in  the  Report  of  the
                 Compensation Committee.

     (d) IF A COMPENSATION CONSULTANT OR ADVISOR HAS, AT ANY TIME SINCE THE BEGINNING OF THE ISSUER'S MOST RECENTLY COMPLETED FINANCIAL YEAR, BEEN RETAINED TO ASSIST IN DETERMINING COMPENSATION FOR ANY OF THE ISSUER'S DIRECTORS AND OFFICERS, DISCLOSE THE IDENTITY OF THE CONSULTANT OR ADVISOR AND BRIEFLY SUMMARIZE THE MANDATE FOR WHICH THEY HAVE BEEN RETAINED. IF THE CONSULTANT OR ADVISOR HAS BEEN RETAINED TO PERFORM ANY OTHER WORK FOR THE ISSUER, STATE THAT FACT AND BRIEFLY DESCRIBE THE NATURE OF THE WORK.

           No consultants or advisors were hired during 2005. ARC Resources uses a variety of independent research provided by a number of consultants pertaining to the employee compensation packages of the Industry Peer Group to ensure that the overall compensation packages for the employees are competitive.

8.   OTHER BOARD COMMITTEES - IF THE BOARD HAS STANDING  COMMITTEES OTHER THAN
     THE  AUDIT,   COMPENSATION  AND  NOMINATING   COMMITTEES,   IDENTIFY  THE
     COMMITTEES AND DESCRIBE THEIR FUNCTION.

     POLICY AND BOARD GOVERNANCE COMMITTEE

     MEMBERS: Walter DeBoni (Chair), Herbert C. Pinder, Jr., John Stewart and Mac Van Wielingen, all of whom are independent directors.

     The Policy and Board Governance Committee assists the Board of Directors in fulfilling its oversight responsibilities with respect to reviewing the effectiveness of the board and its committees; developing and reviewing the Trust's approach to corporate governance matters; and reviewing, developing and recommending to the board for approval, procedures designed to ensure that the Board of Directors can function independently of management. The committee annually reviews the need to recruit and recommend new members to fill vacancies on the Board of Directors giving consideration to the competencies, skills and personal qualities of the candidates and of the existing board; and recommends to the Board of Directors the nominees for election at each annual meeting. The effectiveness of individual members of the Board of Directors and the Board of Directors is reviewed through a yearly self assessment and inquiry questionnaire.

     HEALTH, SAFETY & ENVIRONMENT COMMITTEE

     MEMBERS: Walt DeBoni (Chair), Fred Coles and John Stewart, all of whom are independent directors.

     The Health, Safety and Environment Committee assists the board in its responsibility for oversight and due diligence by reviewing, reporting and making recommendations to the board on the development and implementation of the standards and policies of ARC Resources with respect to the areas of health, safety and environment. This committee meets separately with management of ARC Resources, which has responsibility for such matters and reports to the Board.

     RESERVES COMMITTEE

     MEMBERS: Fred Coles (Chair), Fred Dyment and Michael Kanovsky, all of whom are independent directors.

     The Reserves Committee assists the board in meeting its responsibilities to review the qualifications, experience, reserve evaluation approach and costs of the independent engineering firm that performs ARC Resources' reserve evaluation; and to review the annual independent engineering report. The committee reviews and recommends for approval by the board on an annual basis the statements of reserve data and other information specified in National Instrument 51-101. The committee also reviews any other oil and gas reserve report prior to release by the Trust to the public and reviews all of the disclosure in the Annual Information Form and elsewhere related to the oil and gas activities of the Trust.

9. ASSESSMENTS - DISCLOSE WHETHER OR NOT THE BOARD, ITS COMMITTEES AND INDIVIDUAL DIRECTORS ARE REGULARLY ASSESSED WITH RESPECT TO THEIR EFFECTIVENESS AND CONTRIBUTION. IF ASSESSMENTS ARE REGULARLY CONDUCTED, DESCRIBE THE PROCESS USED FOR THE ASSESSMENTS. IF ASSESSMENTS ARE NOT REGULARLY CONDUCTED, DESCRIBE HOW THE BOARD SATISFIES ITSELF THAT THE
     BOARD, ITS COMMITTEES, AND ITS INDIVIDUAL DIRECTORS ARE PERFORMING EFFECTIVELY.

     The effectiveness of individual members of the Board of Directors, the Board of Directors and each committee of the Board of Directors is reviewed through a yearly self assessment and inquiry questionnaire. The results from the self evaluations and inquiry questionnaires are reviewed by the Policy and Board Governance Committee and the results are presented to the Board of Directors as a whole for its review. The committees of the Board of Directors are also assessed on a yearly basis by the chair and vice-chair of the Board of Directors in conjunction with the Policy and Board Governance Committee.

OTHER ACTIVITIES OF THE BOARD OF DIRECTORS OF ARC RESOURCES

         The Board of Directors holds regularly scheduled meetings at least quarterly to perform its responsibilities, including those specific responsibilities delegated to it under the Trust Indenture which includes substantially all management matters related to the Trust or adopted by the Board. In particular, significant operational decisions and all decisions relating to: (i) the acquisition and disposition of properties for a purchase price or proceeds in excess of an amount established by the Board of Directors from time to time; (ii) the approval of capital expenditure budgets; and (iii) establishment of credit facilities are made by the Board of Directors of ARC Resources. In addition, the Trustee has delegated certain matters to the Board of Directors of ARC Resources including all decisions relating to: (i) matters relating to any offers for Trust Units; (ii) issuances of additional Trust Units; and (iii) the determination of the amount of distributable income.

         The Board of Directors and its committees has access to senior management on a regular basis as Mr. Dielwart, the Chief Executive Officer, is a director and attends all meetings of the Board of Directors along with other executive officers who are invited to attend directors meetings to provide necessary information to facilitate decision making activities.

         The Board of Directors and the Policy and Board Governance Committee have developed position descriptions for the Chairman of the Board and the Chief Executive Officer with a view to ensuring that the Board of Directors can operate efficiently on a fully informed basis independent of management. As such, the Chief Executive Officer reports directly to the Board of Directors. The Board has determined that none of the directors who serve on its committees has a material relationship with ARC that could reasonably interfere with the exercise of a director's independent judgment. The Chairman of the Board is an independent director and, in conjunction with the Vice-Chairman, is responsible for managing the affairs of the Board and its committees, including ensuring the Board is organized properly, functions effectively and independently of management and meets its obligations and responsibilities.

         The Board, in part, performs its mandated responsibilities through the activities of its five committees: the Audit Committee, the Policy and Board Governance Committee, the Health, Safety and Environment Committee, the Human Resources and Compensation Committee and the Reserve Committee, all of which are entirely comprised of unrelated directors.

OTHER MATTERS RELATING TO THE AUDIT COMMITTEE

         All of the members of the Audit Committee are independent and financially literate. For more information relating to the background of the Audit Committee members, see "Matters to be Acted Upon at the Meeting - Election of Directors of ARC Resources".

         The Audit Committee pre-approves all non-audit services performed by the Trust's external auditor. The aggregate fees billed by the Trust's external auditor for audit services in 2005 was $280,750 and in 2004 was $235,000. In addition, there was $110,900 in 2005 and $46,165 in 2004 billed by the Trust's external auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Trust's financial statements. The services for the fiscal years ended December 31, 2004 and 2005 related to the French translation of certain publicly filed financial documents.

         The external auditor also billed $110,532 in 2005 and $72,503 in 2004 for municipal property tax compliance, tax advice and tax planning.

CODE OF BUSINESS CONDUCT AND ETHICS

         In 2004, ARC Resources revised and distributed to all of its directors, officers and employees a code of business conduct and ethics dealing with business integrity, accuracy of records and reporting, conflicts of interest, insider trading, protection and proper use of the Trust's assets, reporting of illegal or unethical behavior and other matters. Employees are required to contact the Chair of the Audit Committee in relation to any concerns as to questionable accounting, auditing or financial reporting. The code specifically addresses standards of conduct for senior financial officers and requires a quarterly affirmation of compliance. The code is available on the Trust's website at WWW.ARCRESOURCES.COM.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS AND OTHERS

         There is not, and has not been, any indebtedness outstanding from directors or senior officers of ARC Resources or directors or senior officers of the Manager or the Trustee to the Trust or ARC Resources in fiscal 2004 or 2005.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

         There were no other material interests, direct or indirect, of directors or senior officers of ARC Resources or directors and senior officers of the Manager, nominees for director of ARC Resources, any Unitholder who beneficially owns more than 10 per cent of the Trust Units of the Trust (or any director or executive officer of any such Unitholder), or any known associate or affiliate of such persons, in any transaction during 2005 or in any proposed transaction which has materially affected or would materially affect the Trust or ARC Resources or any of their subsidiaries other than as disclosed herein.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

         Management of ARC Resources is not aware of any material interest of any director, senior officer or nominee for director of ARC Resources, or of any associate or affiliate of any of the foregoing, in respect of any matter to be acted on at the Meeting except as disclosed herein.

ADDITIONAL INFORMATION

         Additional information relating to the Trust is available on SEDAR at www.sedar.com. Financial information in respect of the Trust and its affairs is provided in the Trust's annual audited comparative financial statements for the year ended December 31, 2005 and the related management's discussion and analysis. Copies of the Corporation's financial statements and related management discussion and analysis are available upon request from the Trust at 2100, 440 - 2nd Avenue S.W., Calgary, Alberta, T2P 5E9 (toll free number 1-888-272-4900).

OTHER MATTERS

         Management of ARC Resources knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

APPROVAL

         The contents and sending of this Information Circular - Proxy Statement has been approved by the Board of Directors of ARC Resources on behalf of the Trust.

                                 SCHEDULE "A"

PART A.  TRUST INDENTURE AMENDMENT RESOLUTION

     BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.   The Trust Indenture be amended as follows:

     (a)   by amending the definition of "Distribution Record Date" as follows:

           "1.1(l) "Distribution Record Date" means the last day of each calendar month, or such other dates as the Trustee may from time to time designate as a "Distribution Record Date", except that December 31 shall in all cases be a Distribution Record Date;

     (b)   by adding section 3.10 to Article 3 as follows:

           "3.10 CONSOLIDATION OF TRUST UNITS

           Immediately after any pro rata distribution of additional Trust Units to all Unitholders pursuant to Section 5.5, the number of outstanding Trust Units may be consolidated by the Trustee, on the advice of the Board of Directors of ARC Resources, such that each Unitholder will hold after the consolidation the same number of Trust Units as the Unitholder held before the distribution of additional Trust Units. In such case, each Trust Unit Certificate representing a number of Trust Units prior to the distribution of additional Trust Units is deemed to represent the same number of Trust Units after the distribution of additional Trust Units and the consolidation. Notwithstanding the foregoing, where tax is required to be withheld in respect of a Unitholder's share of the distribution of additional Trust Units: (i) the consolidation of the Trust Units held by such Unitholder will result in such Unitholder holding that number of Trust Units equal to the number of Trust Units held by such Unitholder prior to the distribution minus the number of Trust Units withheld on account of withholding taxes payable by the Unitholder in respect of the distribution; and
           (ii) the consolidation shall not apply to any Trust Units so withheld. Any Trust Units so withheld shall either be delivered to the appropriate taxation authority or sold, in which case the net proceeds shall be remitted to the appropriate taxation authority. Such Unitholder will be required to surrender the Trust Certificates, if any, representing such Unitholder's original Trust Units, in exchange for a Trust Certificate representing such Unitholder's post-consolidation Trust Units. Such consolidation shall not constitute a redemption or cancellation of the Trust Units so consolidated and a Unitholder whose Trust Units are consolidated shall not receive, and shall not be entitled to receive, any proceeds of disposition in respect thereof.

     (c)   by deleting section 5.1 of Article 5 and substituting the following:

           "5.1 DISTRIBUTIONS

           Subject  to  Section  5.2,  on each  Distribution  Record  Date the
           Trustee shall declare payable to the Unitholders on such Distribution Record Date the Distributable Income of the Trust and shall distribute all Distributable Income to Unitholders of record as at the close of business on such Distribution Record Date in accordance with the Pro Rata Share of each Unitholder on that Distribution Record Date (provided that the Trustee may deduct or withhold amounts required by law from any Unitholder's distributions). For greater certainty, it is hereby declared that each holder of Trust Units shall have the legal right to enforce payment of any amount payable to such Unitholder as a result of any distributions, which are payable to such Unitholder pursuant to this Article 5. The Trustee may pay the Distributable Income in the form of cash, in Trust Units (in accordance with Section 5.5) or promissory notes payable in whole or in part in cash or Trust Units on a specified date not more that 90 days after a Distribution Record Date to which the promissory note relates.

     (d)   by adding sections 5.5 and 5.6 to Article 5 as follows:

           "5.5. DISTRIBUTION OF ADDITIONAL TRUST UNITS

           The distribution payable to Unitholders on such Distribution Record Date may, at the option of the Trustee, on the recommendation of the Board of Directors of ARC Resources, include a distribution of additional Trust Units having a value equal to the amount of distribution less the cash amount, if any. For the purposes of this
           Section 5.5, the value of the additional Trust Units to be issued shall be determined using the closing trading price (or if there was no trade, the average of the last bid and the last ask prices) of the Trust Units on the Distribution Record Date (or, if the Distribution Record Date is not a Business Day, on the last Business Day preceding the Distribution Record Date) on the principal stock exchange where the Trust Units are listed or, if not so listed, such other value as the Trustee shall determine.

           "5.6 CHARACTER OF DISTRIBUTIONS AND DESIGNATIONS

           In accordance with and to the extent permitted by Tax Act, the Trustee in each year shall make designations in respect of the amounts payable to Unitholders for such amounts that the Trustee considers to be reasonable in all of the circumstances, including, without limitation, designations relating to taxable dividends received by the Trust in the year on shares of taxable Canadian corporations, net capital gains realized by the Trust in the year and foreign source income of the Trust for the year, as well as elections under subsections 104(13.1) and/or (13.2) of the Tax Act that income be taxed to the Trust, rather than to the Unitholders. Distributions payable to Unitholders pursuant to this Article 5 shall be deemed to be distributions of net income of the Trust, net realized capital gains, trust capital or other items in such amounts as the Trustee shall, in its absolute discretion and on the recommendation of the Board of Directors of ARC Resources, determine.

2. The proper officers of ARC Resources Ltd. ("ARC Resources"), on behalf of the Trust, be and they are hereby authorized and directed to execute, deliver and file all such documents and other instruments and to otherwise do and perform all such acts and things as they determine to be necessary or desirable for the implementation of this special resolution, at such times as they may determine, provided that the directors of ARC Resources may, in their discretion and without further approval of the Unitholders, revoke and rescind this special resolution or any of the amendments to the Trust Indenture contemplated therein before it is acted upon.

PART B.  EXCHANGEABLE SHARE CAPITAL REORGANIZATION RESOLUTION

1. The articles of ARC Resources Ltd. be amended by amending the rights, privileges, restrictions and conditions of the class of Exchangeable Shares by replacing the definition of ARC Subco as follows:

     "ARC SUBCO" means 908563 Alberta Ltd., a corporation incorporated under the Act provided, however, that if 908563 Alberta Ltd. transfers or assigns its rights and interest in or under the Support Agreement and the Voting and Exchange Trust Agreement to an affiliate of the Corporation or ARC Energy Trust and such corporation expressly assumes the due and punctual performance and observance of each and every covenant and condition of such agreements to be performed and observed by 908563 Alberta Ltd., then "ARC Subco" shall mean such corporation;

2. The articles of ARC Resources Ltd. be amended by creating an unlimited number of Exchangeable Shares, issuable in series. The Exchangeable Shares, as a class, shall have the following rights, privileges, restrictions and conditions:

     ISSUANCE IN SERIES

     Subject to the filing of Articles of Amendment in accordance with the BUSINESS CORPORATIONS ACT (Alberta) (the "Act"), the Board of Directors may at any time and from time to time issue the Exchangeable Shares in one or more series, each series to consist of such number of shares as may, before the issuance thereof, be fixed by the Board of Directors. Subject to the filing of Articles of Amendment in accordance with the Act, the Board of Directors may from time to time determine, before issuance, the designation, rights, privileges, restrictions and conditions attaching to each series of Exchangeable Shares including, without limiting the generality of the foregoing, the amount, if any, specified as being payable preferentially to such series on a Distribution, as defined below; the extent, if any, of further participation on a Distribution; voting rights, if any; and dividend rights (including whether such dividends be preferential, or cumulative or non-cumulative), if any.

     DIVIDENDS

     The holders of each series of Exchangeable Shares shall be entitled, in priority to holders of Common Shares, the Second Preferred Shares and any other shares of the Corporation ranking junior to the Exchangeable Shares from time to time with respect to the payment of dividends, to be paid with holders of each other series of Exchangeable Shares, the amount of accumulated dividends, if any, specified as being payable preferentially to the holders of such series.

     LIQUIDATION

     In the event of the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs (such event referred to herein as a "Distribution"), holders of each series of Exchangeable Shares shall be entitled, in priority to holders of Common
     Shares, the Second Preferred Shares and any other shares of the Corporation ranking junior to the Exchangeable Shares from time to time with respect to payment on a Distribution, to be paid with holders of each other series of Exchangeable Shares the amount, if any, specified as being payable preferentially to the holders of such series on a Distribution.

3. The issued Exchangeable Shares of ARC Resources be changed into the first series (the "First Series Exchangeable Shares") of the newly created class of Exchangeable Shares, such First Series Exchangeable Shares to be created by the Board of Directors with substantially the same rights, privileges, restrictions and conditions as are attached to the issued Exchangeable Shares on the basis of one First Series Exchangeable Share for each one issued Exchangeable Share.

4. The Articles of ARC Resources be amended by deleting the class of an unlimited number of Exchangeable Shares immediately following the change of the existing issued Exchangeable Shares in accordance with paragraph 3 above.

5. The proper officers of ARC Resources, on behalf of ARC Resources, be and they are hereby authorized and directed to execute, deliver and file all such documents and other instruments, including the submission of one or more articles of amendment for all or any part of this special resolution, and to otherwise do and perform all such acts and things as they determine to be necessary or desirable for the implementation of this special resolution, at such times as they may determine, provided that the directors of ARC Resources may, in their discretion and without further approval of the Unitholders, revoke and rescind this special resolution or any part thereof before it is acted upon.